UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. as of September 30, 2023, reached Ch$ 275,658 million, which is greater than the Ch$ 149,442 million booked for the same period of 2022, mainly due to higher energy sales in the Generation business segment and a more efficient generation mix, especially during this last quarter due to better hydrology. Thus, during Q3 2023, net income reached a Ch$ 161,916 million profit, which is 61.5% greater than the figure for Q3 2022.

•	Despite greater sales in the Generation business segment, operating revenues decreased 1.1% to Ch$ 3,177,263 million as of September of 2023 when compared to September 2022, primarily due to lower gas sales in this same business. Similarly, during Q3 2023, operating revenues decreased 20.1% to Ch$ 1,035,976 million, mostly due to lower level of gas commercialization mentioned above and lower energy sales in the Distribution and Networks business segment.

•	Procurement and services costs reached Ch$ 2,287,556 million as of September 2023, 10.6% less than the figure for the same period of 2022, mainly explained by lower energy purchases in the Generation and Distribution and Networks segments, coupled with lower fuel consumption costs and gas commercialization costs in the Generation segment. During Q3 2023, procurement and services costs decreased 36.9% to Ch$ 628,168 million, mainly explained by lower energy purchase costs in both business segments, coupled with lower fuel consumption costs and gas commercialization costs in the Generation business.

•	As a result of the factors previously mentioned, the Company´s EBITDA increased 55.2% to Ch$ 643,473 million as of September 2023 when compared to September 2022. During Q3 2023, EBITDA also increased 55.2% to Ch$ 321,094 million.

•	Financial result amounted to a Ch$ 48,993 million expense as of September 2023, equivalent to a Ch$ 21,441 million improvement when compared to September 2022, mainly explained by greater financial income and a higher positive indexation effect. Similarly, during Q3 2023, financial result improved Ch$ 22,917 million when compared to Q3 2022 reaching a Ch$ 1,141 million expense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), after receiving the respective authorizations from the National Electricity Coordinator between May and August of 2023, began commercial operations of its new Renaico II (144 MW) wind power plant and its Guanchoi (398 MW), Valle del Sol (163 MW), Finis Terrae Extension (126 MW) and Finis Terrae III (18 MW) photovoltaic power plants. In addition, during the first nine months of 2023, the Company added 377 MW of net additional capacity by completing the Renaico II (144 MW) and La Cabaña (106 MW) wind power plants, the El Manzano photovoltaic plant (99 MW), and connecting part of the Sierra Gorda Solar project (100 MW) to the System.

•	In July 2023, Enel Chile signed a contract called "Stock Purchase Agreement" with Sonnedix, an international renewable energy company, regarding the sale of Enel Chile’s subsidiary Arcadia Generación Solar S.A. that owns four photovoltaic power plants in Atacama and in Antofagasta that have a total aggregate 416 MW net installed capacity. The closing of the sale took place on October 24, 2023, having been approved by Chile’s Antitrust government authority, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) and having satisfied other conditions precedent customary to this type of transaction. On that same date, Enel Chile received approximately US$ 556 million for its 99.99% ownership share of Arcadia Generación Solar S.A. and resulted in a positive US$ 160 million effect on the Company net income for 2023.

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 17,551 GWh as of September 2023, 6.2% more (+1,031 GWh) than the figure as of September 2022, mainly due to greater hydroelectric (+1,756 GWh) and solar (+1,121 GWh) generation this year as a consequence of greater hydrology and the commissioning of new power plants, respectively, which compensated the lower thermal dispatch (-1,770 GWh) resulting primarily from the disconnection of Bocamina 2 in September 2022. During Q3 2023, net electricity generation increased 11.2% (+707 GWh) to 6,998 GWh primarily due to greater hydroelectric and solar generation, when compared to Q3 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	Physical energy sales reached 24,198 GWh as of September 2023, 0.9% greater (+210 GWh) than the figure for the same period of 2022, mainly explained by an increase in spot market sales partly offset by lower regulated and unregulated customer sales. During Q3 2023, physical energy sales increased 3.5% (+285 GWh) to 8,408 GWh, mainly due to greater unregulated customer sales and spot market sales.

•	Operating revenues as of September 2023 increased 1.9% to Ch$ 2,516,147 million when compared to September 2022, primarily due to a higher average sales price due to contract indexation clauses, in addition to greater physical sales. During Q3 2023, operating revenues decreased 20.6% to Ch$ 809,887 million, primarily due to lower gas sales.

•	Procurement and services costs reached Ch$ 1,761,327 million as of September 2023, representing an 11.7% decrease, mainly explained by lower energy purchases, fuel consumption costs and gas commercialization costs. Similarly, during Q3 2023, procurement and services costs decreased a significant 41.5% to Ch$ 448,830 million primarily due to a more efficient generation mix resulting from better hydrology and the operations of new power plants.

•	As a result of the abovementioned, EBITDA of the Generation business increased 80.2% to Ch$ 609,683 million as of September 30, 2023, when compared to the same period of 2022. Also, during Q3 2023, EBITDA increased 56.8% to Ch$ 309,188 million, mainly due to lower procurement and services costs.

	Cumulative			Quarterly
Physical Data	Sep-23	Sep-22	% Change	Q3 2023	Q3 2022	% Change

Total Sales (GWh)	24,198	23,988	0.9%	8,408	8,123	3.5%
Total Generation (GWh)	17,551	16,520	6.2%	6,998	6,291	11.2%

Distribution & Networks

•	Physical sales reached 10,912 GWh as of September 2023, representing a 17.7% decrease (-2,346 GWh) when compared to September 2022, mainly due to the change in the Company’s consolidation perimeter after selling Enel Transmisión Chile in December 2022. Physical sales during Q3 2023 also declined amounting to 3,732 GWh, 19.5% (-902 GWh) less than Q3 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	The total number of customers grew 2.5% to 2,120,136 end customers during the first nine months of 2023, mainly residential and commercial customers. Annual energy losses decreased from 5.11% in September 2022 to 5.06% in September 2023.

•	Operating revenues decreased 10.5% when compared to September 2022 reaching Ch$ 959,358 million, mainly due to lower revenues from other services after selling Enel Transmisión Chile, in addition to lower energy sales resulting from a lower average sales price when expressed in Chilean pesos. During Q3 2023, operating revenues decreased 22.7% when compared to Q3 2022 reaching Ch$ 319,658 million, mainly due to lower energy sales and the change in the Company’s consolidation perimeter as stated previously.

•	Procurement and services costs decreased 6.9% to Ch$ 815,370 million as of September 30, 2023, mainly due to lower energy purchases when compared to the same period of last year. Similarly, during Q3 2023, procurement and services costs decreased 23.5 % to Ch$ 271,248 million when compared to Q3 2022.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 68,872 million as of September 2023, 41.9% less than the figure for the same period of 2022, which includes the sale of Enel Transmisión Chile effect mentioned previously. EBITDA for Q3 2023 followed a similar trend reaching Ch$ 21,539 million, representing a 25.9% reduction when compared to Q3 2022.

	Cumulative			Quarterly
Physical Data	Sep-23	Sep-22	% Change	Q3 2023	Q3 2022	% Change

Total Sales (GWh)	10,912	13,258	(17.7%)	3,732	4,634	(19.5%)
Number of Customers	2,120,136	2,069,386	2.5%	2,120,136	2,069,386	2.5%

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt of September 30, 2023, was US$ 4,915 million, US$ 255 million more than the balance as of December 31, 2022. This variation is mainly explained by the following:

-	Prepayment of all disbursements of Enel Chile’s committed credit line granted by Enel Finance International in January 2023 for US$290 million. This credit line was fully disbursed in April 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

-	Full disbursement of Enel Chile’s committed credit line granted by BBVA and Mizuho in April 2023 for US$ 100 million.

-	Full disbursement of Enel Chile’s committed credit line granted by Enel Finance International in April 2023 for US$ 50 million.

-	Full disbursement of Enel Chile’s committed credit line granted by Enel Finance International in May 2023 for US$ 200 million.

-	First disbursement of the extended European Investment Bank (EIB) financing plan for Enel Chile in July 2023 for US$ 98.6 million.

-	Amortization of Enel Chile’s debt with Enel Finance International in July 2023 for US$ 200 million.

-	Amortization of Enel Generación Chile’s bonds H and M for US$ 21.2 million.

-	A US$ 27.7 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 328 million
-	Undisbursed committed credit lines : US$ 138 million

The average cost of Enel Chile’s debt went from 4.1% in December 2022 to 4.9% in September 2023.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 273 million and US$ 1,655 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2019, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On September 14, 2020, the National Energy Commission (CNE in its Spanish acronym) published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, replacing the average value of the dollar during the billing month, which had been in force up to then.

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until its expiration date set on December 31, 2032, in addition to the US$ 15 million contribution in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law 21,185 is subject to this new mechanism created by Law 21,472.

On March 2, 2023, the National Energy Commission issued Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law 21,472. On August 9, 2023, the CNE issued Exempt Resolution 334 that amends and restates the text of Exempt Resolution 86.

The sale of Enel Transmisión Chile S.A.:

>	On July 28, 2022, Enel Chile signed a Stock Purchase Agreement to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. (the Sale) to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Grupo Saesa Ltda. (hereafter Saesa Group). The Sale and subsequent transfer of shares was subject to certain conditions precedent, which included the approval of the transaction by the FNE as established by Law 211/1973. Pursuant to Securities Market Law 18045, the Sale was to be carried out as a Public Tender Offer (PTO) of 100% of Enel Transmisión Chile S.A. shares.

On December 9, 2022, the Company informed that the conditions precedent previously mentioned had been satisfied and therefore the Sale and the Bylaw amendments, which had been approved by the extraordinary shareholders meeting of Enel Transmisión Chile S.A held on October 27, 2022, that divided the company’s share capital into two classes of shares, had become effective that day.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, Enel Green Power Chile (hereafter EGP Chile) and Arcadia Generación Solar S.A.1, which combined, have a total 8,780 MW2 net installed capacity as of September 30, 2023. Generation assets are diversified, and focus on renewable energy, which represents 77% of the Enel Chile’s total net installed capacity. A total of 3,510 MW are hydroelectric power, 2,042 MW are thermal power that operate using gas or fuel oil, 2,242 MW are solar power, 903 MW are wind generation power, and 83 MW are geothermal installed capacity.

The following chart summarizes the cumulative physical information of our generation business segment as of September 30, 2023, and 2022:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-23	Sep-22	% Change	Q3 2023	Q3 2022	% Change	Sep-23	Sep-22

Sistema Eléctrico Nacional (SEN)	24,198	23,988	0.9%	8,408	8,123	3.5%	41.4%	41.7%

Distribution & Networks segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement for an unlimited period of time to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

1 The sale of Arcadia Generación Solar S.A. to Sonnedix became effective on October 24, 2024.

2 Includes an additional 377 MW net capacity during the first nine months of 2023. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended September 30, 2023, and 20223:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-23	Sep-22	% Change	Q3 2023	Q3 2022	% Change	Sep-23	Sep-22

Distribution & Networks Business	10,912	13,258	(17.7%)	3,732	4,634	(19.5%)	5.06%	5.11%

Other Information	Sep-23	Sep-22	% Change

Number of Customers	2,120,136	2,069,386	2.5%
Customers/Employees	3,541	3,061	15.7%

The following chart presents quarterly and accumulated electricity sales revenue per business segment and customer type as of September 30, 2023, and 2022:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22

Generation:	2,063,693	1,893,854	(314,474)	(323,924)	1,749,219	1,569,930
Regulated customers	947,053	831,689	(280,974)	(293,152)	666,079	538,537
Non regulated customers	1,053,785	961,235	(33,500)	(30,713)	1,020,285	930,522
Spot market	62,855	100,930	-	(59)	62,855	100,871
Distribution & Networks:	917,530	988,096	(13,310)	(8,398)	904,220	979,698
Residential	467,616	549,683	-	-	467,616	549,683
Commercial	275,026	262,037	-	-	275,026	262,037
Industrial	75,644	82,403	-	-	75,644	82,403
Other	99,244	93,973	(13,310)	(8,398)	85,934	85,575
Less: Consolidation adjustments	(327,784)	(332,322)	-	-	-	-

Total Energy Sales	2,653,439	2,549,628	(327,784)	(332,322)	2,653,439	2,549,628

Million Chilean pesos variation in Ch$ and %	103,811	4.07%	-	-	103,811	4.07%

3 Includes Enel Transmisión Chile’s physical sales. Enel Transmisión Chile was sold on December 9, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q3 2023	Q3 2022	Q3 2023	Q3 2022	Q3 2023	Q3 2022

Generation:	716,080	694,633	(101,759)	(133,072)	614,321	561,561
Regulated customers	313,598	331,138	(88,549)	(119,261)	225,049	211,877
Non regulated customers	385,384	315,269	(13,210)	(13,786)	372,174	301,483
Spot market	17,098	48,226	-	(25)	17,098	48,201
Distribution & Networks:	308,636	386,196	(5,699)	(3,843)	302,937	382,353
Residential	164,513	220,692	-	-	164,513	220,692
Commercial	87,873	100,536	-	-	87,873	100,536
Industrial	22,534	28,501	-	-	22,534	28,501
Other	33,716	36,467	(5,699)	(3,843)	28,017	32,624
Less: Consolidation adjustments	(107,458)	(136,915)	-	-	-	-

Total Energy sales	917,258	943,914	(107,458)	(136,915)	917,258	943,914

Million Chilean pesos variation in Ch$ and %	(26,656)	(2.82%)	-	-	(26,656)	(2.82%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of September 30, 2023, reached Ch$ 275,658 million, which represents a Ch$ 126,216 million, or 84.5%, increase when compared to the figure for the same period of 2022. During Q3 2023, net income attributable to the shareholders of Enel Chile reached Ch$ 161,916 million, which is Ch$ 61,670 million greater than the figure for Q3 2022.

When excluding the extraordinary effects resulting from fuel impairment losses booked last year related to the disconnection of Bocamina 2, the Company’s net income as of September 30, 2023, increased 49.3% when compared to the Ch$ 184,646 million adjusted net figure for the respective period of 2022. When excluding the extraordinary effects from Q3 2023 figures, net income increased Ch$ 61,341 million when compared to the Ch$ 100,575 million adjusted net income for Q3 2022.

The following chart compares the quarterly and accumulated figures of each item of the income statement as of September 30, 2023, and 2022:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-23	Sep-22	Change	% Change	Q3 2023	Q3 2022	Change	% Change

REVENUES	3,177,263	3,212,347	(35,084)	(1.1%)	1,035,976	1,297,054	(261,078)	(20.1%)
Sales	3,059,025	3,108,560	(49,536)	(1.6%)	998,348	1,273,149	(274,802)	(21.6%)
Other operating revenues	118,238	103,787	14,452	13.9%	37,629	23,905	13,724	57.4%
PROCUREMENT AND SERVICES	(2,287,556)	(2,559,051)	271,495	(10.6%)	(628,168)	(996,076)	367,908	(36.9%)
Energy purchases	(1,271,839)	(1,433,553)	161,713	(11.3%)	(347,744)	(497,209)	149,465	(30.1%)
Fuel consumption	(452,487)	(487,759)	35,271	(7.2%)	(104,249)	(175,284)	71,035	(40.5%)
Transportation expenses	(269,323)	(203,094)	(66,230)	32.6%	(101,145)	(70,807)	(30,338)	42.9%
Other variable procurement and service cost	(293,905)	(434,645)	140,740	(32.4%)	(75,030)	(252,776)	177,746	(70.3%)
CONTRIBUTION MARGIN	889,707	653,297	236,411	36.2%	407,808	300,978	106,830	35.5%
Other work performed by entity and capitalized	27,949	27,514	435	1.6%	10,274	11,861	(1,587)	(13.4%)
Employee benefits expense	(124,020)	(117,939)	(6,081)	5.2%	(42,681)	(43,566)	885	(2.0%)
Other fixed operating expenses	(150,164)	(148,242)	(1,921)	1.3%	(54,307)	(62,353)	8,046	(12.9%)
GROSS OPERATING INCOME(EBITDA)	643,473	414,630	228,843	55.2%	321,094	206,920	114,174	55.2%
Depreciation and amortization	(183,243)	(174,965)	(8,278)	4.7%	(67,569)	(58,978)	(8,591)	14.6%
Impairment loss (Reversal) for applying IFRS 9	(10,420)	(17,239)	6,819	(39.6%)	(2,379)	(1,746)	(633)	36.3%
OPERATING INCOME(EBIT)	449,810	222,425	227,385	102.2%	251,145	146,195	104,950	71.8%
FINANCIAL RESULT	(48,993)	(70,434)	21,441	(30.4%)	(1,141)	(24,058)	22,917	(95.3%)
Financial income	66,055	44,615	21,440	48.1%	28,576	14,344	14,232	99.2%
Financial expenses	(143,144)	(143,462)	318	(0.2%)	(56,457)	(62,894)	6,437	(10.2%)
Gain (Loss) for indexed assets and liabilities	9,201	8,297	904	10.9%	1,291	1,226	65	5.3%
Foreign currency exchange differences, net	18,896	20,116	(1,220)	(6.1%)	25,449	23,265	2,184	9.4%
OTHER NON-OPERATING RESULTS	8,634	3,880	4,754	122.5%	1,111	1,420	(308)	(21.7%)
Net Income from other investments	1,833	98	1,736	n/a	(57)	-	(57)	n/a
Net Income from sale of assets	586	811	(224)	(27.7%)	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	6,215	2,972	3,243	109.1%	1,168	1,420	(251)	(17.7%)
NET INCOME BEFORE TAXES	409,451	155,871	253,580	162.7%	251,115	123,556	127,559	103.2%
Income Tax	(107,125)	14,709	(121,834)	n/a	(75,741)	(10,298)	(65,443)	n/a

NET INCOME	302,327	170,581	131,746	77.2%	175,374	113,258	62,116	54.9%
Shareholders of the parent company	275,658	149,442	126,216	84.5%	161,916	100,246	61,670	61.5%
Non-controlling interest	26,669	21,138	5,530	26.2%	13,459	13,012	446	3.4%

Earning per share(Ch$ /share)*	3.99	2.16	1.82	84.5%	2.34	1.45	0.89	61.5%

(*) As of September 30, 2023 and September 30, 2022 the average number of paid and subscribed shares was 69,166,557,220.

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 643,473 million as of September 30, 2023, which represents a Ch$ 228,843 million, or 55.2%, increase when compared to EBITDA for the same period of last year. This increase is primarily explained by greater operating revenues in the Generation business due to higher energy sales, and lower operating costs resulting from lower energy purchase costs in the Generation and in the Distribution and Networks business segments in addition to lower cost of gas sales and fuel consumption in the Generation business.

During Q3 2023, consolidated EBITDA amounted to Ch$ 321,094 million, which represents a Ch$ 114,174 million increase when compared to Q3 2022, primarily explained by lower operating costs due to lower energy purchases in both business segments in addition to lower gas sales costs and fuel consumption in the Generation business.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2023, and 2022, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Sep-23	Sep-22	Change	% Change	Q3 2023	Q3 2022	Change	% Change

Generation business revenues	2,516,147	2,469,195	46,953	1.9%	809,887	1,019,627	(209,740)	(20.6%)
Distribution & Networks business revenues	959,358	1,071,401	(112,042)	(10.5%)	319,658	413,258	(93,600)	(22.7%)
Less: consolidation adjustments and other activities	(298,243)	(328,248)	30,005	(9.1%)	(93,569)	(135,831)	42,261	(31.1%)
Total Consolidated Revenues	3,177,263	3,212,347	(35,084)	(1.1%)	1,035,976	1,297,054	(261,078)	(20.1%)

Generation business costs	(1,761,327)	(1,993,791)	232,463	(11.7%)	(448,830)	(767,782)	318,951	(41.5%)
Distribution & Networks business costs	(815,370)	(876,190)	60,820	(6.9%)	(271,248)	(354,645)	83,397	(23.5%)
Less: consolidation adjustments and other activities	289,142	310,930	(21,788)	(7.0%)	91,910	126,351	(34,441)	(27.3%)
Total Consolidated Procurement and Services Costs	(2,287,556)	(2,559,051)	271,495	(10.6%)	(628,168)	(996,076)	367,908	(36.9%)

Personnel Expenses	(41,765)	(38,761)	(3,005)	7.8%	(15,035)	(12,425)	(2,610)	21.0%
Other expenses by nature	(103,372)	(98,259)	(5,114)	5.2%	(36,834)	(42,181)	5,347	(12.7%)
Total Generation business	(145,137)	(137,019)	(8,118)	5.9%	(51,868)	(54,606)	2,738	(5.0%)
Personnel Expenses	(19,856)	(17,345)	(2,511)	14.5%	(5,941)	(5,795)	(145)	2.5%
Other expenses by nature	(55,260)	(59,273)	4,013	(6.8%)	(20,931)	(23,766)	2,835	(11.9%)
Total Distribution & Networks business	(75,116)	(76,617)	1,502	(2.0%)	(26,872)	(29,561)	2,690	(9.1%)
Less: consolidation adjustments and other activities	(25,981)	(25,031)	(951)	3.8%	(7,974)	(9,892)	1,917	(19.4%)

EBITDA, by business segment
Generation business EBITDA	609,683	338,385	271,298	80.2%	309,188	197,239	111,949	56.8%
Distribution & Networks business EBITDA	68,872	118,593	(49,721)	(41.9%)	21,539	29,052	(7,513)	(25.9%)
Less: consolidation adjustments and other activities	(35,082)	(42,349)	7,267	(17.2%)	(9,634)	(19,371)	9,738	(50.3%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	643,473	414,630	228,843	55.2%	321,094	206,920	114,174	55.2%

Generation business EBITDA

EBITDA of our Generation business segment reached Ch$ 609,683 million as of September 30, 2023, a Ch$ 271,298 million increase, equivalent to an 80.2% when compared to the same period of 2022. Regarding quarterly results, Q3 2023 EBITDA for this business segment increased Ch$ 111,949 million when compared to Q3 2022.

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 2,516,147 million as of September 30, 2023, a Ch$ 46,953 million increase, equivalent to 1.9%, when compared to the same period of 2022, mainly due to the following:

>	Greater energy sales amounting to Ch$ 169,839 million, mainly explained by: (i) a positive price effect for Ch$ 82,852 million mostly resulting from an increase in the average sales price due to contract indexation clauses; (ii) greater revenue from commodity hedges for Ch$ 49,623 million; and (iii) a +210 GWh increase in physical sales amounting to Ch$ 23,855 million, explained by greater spot market sales (+218 GWh) partially offset by lower sales to regulated and unregulated customers (-8 GWh); and (iv) greater ancillary services revenue related to safety and service quality for Ch$ 7,597 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Greater other operating revenue for Ch$ 11,077 million, mainly explained by: (i) additional revenue related to improvements in the commercial terms of energy and fuel supplier contracts for Ch$ 38,327 million; (ii) greater revenue for Ch$ 3,779 million mainly related to lower emissions tax provisions; (iii) greater revenue from equipment rentals for Ch$ 2,232 million; (iv) greater revenue for Ch$ 1,631 million from insurance claims; and (v) greater revenue from regasification services for Ch$ 1,497 million. These effects were partly offset by: (i) lower revenue from commodity hedges for Ch$ 34,446 million, partly due to international fuel prices evolution; and (ii) lower revenue from compensation for past due supplier billings for Ch$ 1,581 million.

The aforementioned was partially compensated by:

>	Lower other sales for Ch$ 134,912 million, mainly explained by lower gas sales for Ch$ 258,986 million, partially compensated by the Ch$ 124,270 million positive effect from commodity hedging transactions.

Operating revenues for Q3 2023 reached Ch$ 809,887 million, which represents a Ch$ 209,740 million reduction when compared to Q3 2022. This variation is mainly due to the following:

>	Lower other sales for Ch$ 245,257 million, mainly explained by lower gas sales for Ch$ 245,184 million.

The aforementioned was partially offset by:

>	Greater energy sales amounting to Ch$ 21,448 million, explained by: (i) a +285 GWh increase in physical sales amounting to Ch$ 24,685 million, (+253 GWh spot market sales, +137 GWh unregulated customer sales, and -105 GWh regulated customer sales); and (ii) greater revenue from commodity hedges for Ch$ 22,893 million. These effects were partially offset by: (i) lower ancillary services revenue related to safety and service quality for Ch$ 9,252 million; and (ii) a negative average energy sale price effect when expressed in Chilean pesos for Ch$ 10,421 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Greater other operating revenue for Ch$ 13,752 million, mainly explained by: (i) greater revenue from commodity hedges for Ch$ 15,143 million partly related to international fuel prices; (ii) greater revenue from equipment rentals for Ch$ 2,232 million; and (iii) greater revenue from insurance claims for Ch$ 1,362 million. These effects were partially offset by lower revenue from regasification services for Ch$ 5,359 million.

Operating costs as of September 30, 2023, reached Ch$ 1,761,327 million, which represents a Ch$ 232,463 million, or 11.7%, reduction when compared to September 2022, mainly explained by:

>	Lower other variable procurement and services costs for Ch$ 139,150 million, mainly explained by: (i) lower gas commercialization cost for Ch$ 158,422 million; and (ii) lower thermal power plant emissions taxes for Ch$ 14,751 million. These effects were partly offset by higher commodity hedging costs for Ch$ 30,856 million.

>	Lower energy purchases for Ch$ 90,199 million, primarily due to the total 821 GWh reduction in physical energy purchases related to lower purchases on the spot market (-577 GWh) and a lower average purchase price as a consequence of electricity system conditions during the period, coupled with lower purchases from other generation companies (-244 GWh).

>	Lower fuel consumption costs for Ch$ 35,271 million, explained by: (i) lower impairment losses on coal inventories for Ch$ 50,137 million and on diesel oil inventories for Ch$ 1,077 million, both related to the decarbonization process; (ii) a Ch$ 49,624 million decrease in coal consumption costs also related to the decarbonization process of the Company; (iii) lower gas consumption costs for Ch$ 28,845 million due to lower gas fired electricity generation; and (iv) lower fuel-oil consumption costs for Ch$ 18,253 million also due to lower thermal electricity generation. All the above was partially offset by the impact of commodity hedges for Ch$ 112,664 million as a result of this year’s declining commodity price scenario when compared to the positive effect of the increasing commodity price scenario last year.

The aforementioned was partially compensated by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Greater transportation expenses for Ch$ 32,157 million, mainly explained by: (i) higher regasification and gas transportation costs for Ch$ 18,910 million; and (ii) higher tolls for Ch$ 8,579 million.

Operating costs for Q3 2023 reached Ch$ 448,830 million, which represents a Ch$ 318,951 million reduction when compared to Q3 2022. This variation is mainly due to the following:

>	Lower other variable procurement and services costs for Ch$ 172,081 million, mainly explained by lower gas cost of sales for Ch$ 168,196 million.

>	Lower energy purchases for Ch$ 96,511 million, mainly due to the 422 GWh reduction in physical energy purchases related to lower spot market energy purchases (-648 GWh) and a lower average spot price, partially offset by greater purchases from other power generators (+226 GWh).

>	Lower fuel consumption costs for Ch$ 71,035 million, mainly explained by: (i) a Ch$ 83,800 million decrease in gas consumption costs; (ii) a decrease in coal consumption costs for Ch$ 21,256 million; and (iii) lower fuel-oil consumption costs for Ch$ 2,767 million. These effects were partially offset by the impact of commodity hedges for Ch$ 37,090 million given this year’s declining commodity price scenario when compared to the positive effect of last year’s increasing commodity price scenario.

The aforementioned was partially offset by:

>	Greater transportation costs for Ch$ 20,676 million, mainly explained by: (i) higher regasification and gas transportation costs for Ch$ 17,169 million; and (ii) higher tolls for Ch$ 2,975 million.

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 41,765 million as of September 30, 2023, which represents a Ch$ 3,005 million increase when compared to the same period of 2022, mainly explained by: (i) greater expenses related to performance bonuses and other recurrent expenses for Ch$ 2,503 million; (ii) greater severance payments for Ch$ 2,188 million; and (iii) greater salaries for Ch$ 2,180 million mostly related to salary indexation and wage reviews. These effects were partly offset by greater capitalization of personnel expenses for Ch$ 3,867 million, mainly related to the development of NCRE projects and Los Cóndores hydroelectric project.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

During Q3 2023, personnel expenses (net of personnel expense capitalization) reached Ch$ 15,035 million, which represents a Ch$ 2,610 million increase when compared to Q3 2022, mainly explained by: (i) greater severance payments for Ch$ 1,918 million; and (ii) lower capitalization of personnel expenses for Ch$ 580 million.

▪	Other expenses as of September 30, 2023, amounted to Ch$ 103,372 million, which represents a Ch$ 5,114 million increase when compared to September 30, 2022, mainly explained by: (i) greater administrative and technical support services for Ch$ 2,884 million; (ii) greater professional services expenses for Ch$ 2,215 million; (iii) greater leasing expenses for Ch$ 1,797 million; and (iv) greater outsourcing expenses for Ch$ 1,415 million. These effects were partially offset by lower maintenance and repair services for Ch$ 2,428 million.

During Q3 2023, other expenses amounted to Ch$ 36,834 million, which is Ch$ 5,347 million less than the figure for Q3 2022, mainly explained by: (i) lower expenses in maintenance and repair services for Ch$ 4,987 million; and (ii) lower administrative and technical support services for Ch$ 1,283 million. These effects were partially offset by higher leasing expenses for Ch$ 1,066 million.

Distribution & Networks business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 68,872 million as of September 30, 2023, which represents a Ch$ 49,721 million, or 41.9% reduction when compared to the same period of last year. During Q3 2023, EBITDA reached Ch$ 21,539 million, which represents a Ch$ 7,513 million reduction when compared to Q3 2022.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 959,358 million as of September 30, 2023, which represents a Ch$ 112,042 million decrease when compared to the same period of 2022. This 10.5% negative variation is mainly explained by the following:

>	Lower energy sales revenue amounting to Ch$ 70,567 million, due to a lower average sales price when expressed in Chilean pesos for Ch$ 79,576 million, mainly explained by what has been called the “end customer discount”. It is a price discount applicable in 2023 pursuant to the provisions of Law 21,472[4]. This effect was partially offset by greater physical energy sales (+107 GWh) mainly related to distribution tolls in the commercial and industrial customer segments amounting to Ch$ 9,009 million.

4 CNE Exempt Resolution 86 published on March 13, 2023, and amended by Exempt Resolution 334 published on August 9, 2023, establish certain technical provisions, procedures, terms, and conditions to implement Law 21,472 correctly.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Lower sale of other services amounting to Ch$ 42,294 million, primarily due to lower tolls revenue for Ch$ 49,712 million as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022. This was partially offset by greater revenue from the construction of customer power connections, and also public lighting for Ch$ 7,059 million.

During Q3 2023, operating revenues amounted to Ch$ 319,658 million, which represents a Ch$ 93,600 million reduction equivalent to 22.7% when compared to Q3 2022, mainly explained by the following:

>	Lower energy sales revenues amounting to Ch$ 77,561 million, mainly due to a lower average sales price related to what has been called the “end customer discount”, a price discount applicable in 2023 pursuant to the provisions of Law 21,472.

>	Lower revenue from the sale of other services amounting to Ch$ 16,819 million, primarily due to lower tolls revenue for Ch$ 17,076 million as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022, partially offset by greater revenue from the construction of customer power connections, public lighting and other power connection related services for Ch$ 257 million.

▪	Operating costs reached Ch$ 815,370 million as of September 30, 2023, which represents a Ch$ 60,820 million or 6.9% reduction when compared to September 2022, explained by:

>	Lower energy purchase costs for Ch$ 88,163 million, mainly due to a lower average purchase price when expressed in Chilean pesos, primarily explained by the “end customer discount”, a price discount applicable in 2023 as determined by the implementation provisions of Law 21,472.

>	Lower other variable procurement and services costs for Ch$ 2,382 million, mainly explained by lower fines imposed by the SEC (Spanish acronym for Superintendence of electricity and fuel) for Ch$ 9,524 million. This effect was partially offset by: (i) greater costs related to disconnecting and reconnecting our customers’ power supply for Ch$ 5,725 million; and (ii) greater costs of other value-added services for Ch$ 1,417 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The aforementioned effects were partially compensated by:

>	Greater transportation costs for Ch$ 29,725 million, mainly due to greater zonal transmission system tolls after selling Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

During Q3 2023, operating costs reached Ch$ 271,248 million, which represents a Ch$ 83,397 million reduction when compared to Q3 2022, mainly explained by:

>	Lower energy purchase costs for Ch$ 88,244 million, mainly due to a lower average purchase price when expressed in Chilean pesos, primarily explained by the “end customer discount”, a price discount applicable in 2023 as determined by the implementation provisions of Law 21,472.

>	Lower other variable procurement and services costs for Ch$ 5,457 million, mainly explained by: (i) lower fines imposed by the SEC (Spanish acronym for Superintendence of electricity and fuel) for Ch$ 7,121 million. This effect was partly offset by: (i) greater costs related to disconnecting and reconnecting customers’ power supply for Ch$ 1,457 million; and (ii) greater costs of other value-added services for Ch$ 207 million.

The aforementioned effects were partially offset by:

>	Greater transportation costs for Ch$ 10,304 million, mainly due the sale of Enel Transmisión Chile to the Saesa Group and removing it from Enel Chile’s consolidation perimeter.

▪	Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 19,856 million as of September 30, 2023, which represents a Ch$ 2,511 million increase when compared to the same period of 2022, mainly due to: (i) lower capitalization of personnel expenses related to investment projects for Ch$ 3,998 million; (ii) higher salaries for Ch$ 1,484 million mainly related to salary indexation and wage reviews; and (iii) greater expenses related to annual performance bonuses and other recurrent expenses for Ch$ 1,159 million. These effects were partially offset by lower personnel expenses for Ch$ 4,312 million related to a lower number of employees resulting from the sale of Enel Transmisión Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

During Q3 2023, personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 5,941 million, similar to the Ch$ 5,795 million for Q3 2022.

▪	Other expenses amounted to Ch$ 55,260 million as of September 30, 2023, which represents a Ch$ 4,013 million reduction when compared to the respective nine-month period of 2022, mainly explained by lower maintenance and repair costs related to the sale Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

▪	During Q3 2023, other expenses amounted to Ch$ 20,931 million, which is Ch$ 2,835 million less than the figure booked for Q3 2022, mainly due to lower maintenance and repair costs related to the sale Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2023, compared to September 30, 2022.

	Cumulative Figures (Figures in million Ch$)
	Sep-23			Sep-22
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	609,683	(144,189)	465,494	338,385	(135,382)	203,003
Distribution & Networks business	68,872	(47,490)	21,382	118,593	(57,951)	60,642
Less: consolidation adjustments and other activities	(35,082)	(1,984)	(37,066)	(42,349)	1,129	(41,220)

TOTAL ENEL CHILE CONSOLIDATED	643,473	(193,663)	449,810	414,630	(192,204)	222,425

	Quarterly Figures (Figures in million Ch$)
	Q3 2023			Q3 2022
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	309,188	(53,227)	255,961	197,239	(48,047)	149,192
Distribution & Networks business	21,539	(15,221)	6,318	29,052	(14,175)	14,877
Less: consolidation adjustments and other activities	(9,634)	(1,500)	(11,134)	(19,371)	1,498	(17,874)

TOTAL ENEL CHILE CONSOLIDATED	321,094	(69,949)	251,145	206,920	(60,724)	146,195

Depreciation, amortization, and impairment costs amounted to Ch$ 193,663 million for the period ended September 30, 2023, which represents a Ch$ 1,459 million increase when compared to the same period of last year. This variation is mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Greater depreciation and amortization for Ch$ 8,278 million, mainly due to: (i) a greater expense in the Generation business for Ch$ 10,576 million explained by higher expenses in EGP Chile and Arcadia Generación Solar for Ch$ 19,970 million related to the commissioning of new solar and wind generation units, partially compensated by a lower expense in Enel Generación Chile for Ch$ 9,394 million mainly due to a change in the projected useful life of certain property, plant and equipment of thermal and hydroelectric power plants; and (ii) less expenses in the Distribution and Networks business for Ch$ 4,458 million, mainly due to the change in Enel Chile’s consolidation perimeter resulting from the sale of Enel Transmisión Chile in December 2022 for Ch$ 8,383 million, partly compensated by a greater expense in Enel Distribución Chile for Ch$ 3,925 million due to greater amortization of intangible assets related to IT developments and also due to the commissioning of projects that were previously in the development stage.

>	Lower account receivable impairment losses for Ch$ 6,819 million, primarily in the Distribution and Networks business segment for Ch$ 6,003 million as a result of greater collections of older past due customer accounts receivables resulting from various initiative carried out by the Company, including disconnecting power supply as a response to nonpayment, in addition to the change in Enel Chile’s consolidation perimeter due to the sale of Enel Transmisión Chile in December 2022.

During Q3 2023, depreciation, amortization, and impairment costs amounted to Ch$ 69,949 million, which represents a Ch$ 9,224 million increase when compared to Q3 2022. This is mainly explained by higher depreciation and amortization for Ch$ 8,591 million, primarily in the Generation business segment due to the commissioning of new power plants.

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and accumulated consolidated non-operating income as of September 30, 2023, and 2022:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-23	Sep-22	Change	% Change	Q3 2023	Q3 2022	Change	% Change

Financial income	66,055	44,615	21,440	48.1%	28,576	14,344	14,232	99.2%
Financial expenses	(143,144)	(143,462)	318	(0.2%)	(56,457)	(62,894)	6,437	(10.2%)
Foreign currency exchange differences, net	18,896	20,116	(1,220)	(6.1%)	25,449	23,265	2,184	9.4%
Gain (Loss) for indexed assets and liabilities	9,201	8,297	904	10.9%	1,291	1,226	65	5.3%
NET FINANCIAL EXPENSE ENEL CHILE	(48,993)	(70,434)	21,441	(30.4%)	(1,141)	(24,058)	22,917	(95.3%)

Net Income from other investments	1,833	98	1,736	n/a	(57)	-	(57)	n/a
Net Income from Sale of Assets	586	811	(224)	(27.7%)	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	6,215	2,972	3,243	109.1%	1,168	1,420	(251)	(17.7%)
OTHER NON-OPERATING RESULTS	8,634	3,880	4,754	122.5%	1,111	1,420	(308)	(21.7%)

NET INCOME BEFORE TAXES	409,451	155,871	253,580	162.7%	251,115	123,556	127,559	103.2%
Income Tax	(107,125)	14,709	(121,834)	n/a	(75,741)	(10,298)	(65,443)	n/a

NET INCOME OF THE PERIOD	302,327	170,581	131,746	77.2%	175,374	113,258	62,116	54.9%
Attributable to Shareholders of the parent company	275,658	149,442	126,216	84.5%	161,916	100,246	61,670	61.5%
Attributable to Non-controlling interest	26,669	21,138	5,530	26.2%	13,459	13,012	446	3.4%

Financial Result

The consolidated financial result of Enel Chile for the nine-month period ended September 30, 2023, amounted to a Ch$ 48,993 million expense, which represents a Ch$ 21,441 million improvement when compared to the Ch$ 70,434 million expense booked for same period of 2022. During Q3 2023, consolidated financial result amounted to a Ch$ 1,141 million loss, a 95.3% improvement when compared to the figure for Q3 2022.

The most relevant variables that explain the result are described the below:

Financial income increased Ch$ 21,440 million, mainly explained by: (i) greater returns on short-term fixed income investments amounting to Ch$ 15,821 million; (ii) greater interest revenue related to the implementation of Tariff Stabilization Laws 21,285 and 21,472 for Ch$ 11,547 million; and (iii) greater financial income related to customer refinancing agreements for Ch$ 3,214 million. These effects were partially compensated by the Ch$ 10,300 million lower present value of dismantling provisions of power plants impaired due to the decarbonization process as a consequence of higher interest rates in 2022.

During Q3 2023, financial income increased Ch$ 14,232 million when compared to the same quarter of 2022, mainly explained by: (i) greater interest income related to the implementation of Laws 21,285 and 21,472 for Ch$ 12,539 million; and (ii) greater returns on short-term fixed income investments amounting to Ch$ 1,900 million.

Financial expenses decreased Ch$ 318 million, primarily explained by: (i) greater interest capitalization for Ch$ 8,122 million, mainly due to greater NCRE projects under development; (ii) lower financial expenses with related parties for Ch$ 5,472 million resulting from a lower amount of debt with Enel Finance International (EFI); and (iii) lower financial expenses related to factoring accounts receivables for Ch$ 4,627 million, mainly the Ch$ 7,642 million lower financial expenses from factoring of the accounts receivables related to Tariff Stabilization Law 21,285. These effects were partially offset by: (i) higher interest expenses on bonds and bank loans amounting to Ch$ 11,047 million; (ii) greater financial expenses due to the implementation of Law 21,185 for Ch$ 2,519 million; (iii) greater financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 2,452 million; and (iv) higher expenses for financial restatement of decommissioning provisions of Ch$ 1,457 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

During Q3 2023, financial expenses decreased Ch$ 6,437 million when compared to Q3 2022, explained by: (i) lower financial expenses related to accounts receivable factoring transactions for Ch$ 13,031 million of which Ch$ 11,337 million are due to factoring of accounts receivables related to the Tariff Stabilization Law 21,185. This was partially offset by higher financial expenses for Ch$ 5,511 million related to bonds and bank loans.

Income related to indexation increased Ch$ 904 million, primarily explained by: (i) greater income from non-financial asset indexation for Ch$ 2,666 million; (ii) greater income from indexation of trade accounts receivables for Ch$ 1,499 million; (iii) greater income from trade accounts payable indexation for Ch$ 648 million; and (iv) lower losses from non-financial liability indexation for Ch$ 349 million. These effects were partially offset by greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$4,295 million.

During Q3 2023, income related to indexation increased Ch$ 65 million when compared to Q3 2022, mainly due to: (i) higher income from indexation of financial instruments for Ch$ 2,495 million, mainly related to financial debt and derivative instruments; (ii) greater income from indexation of trade accounts payable and other accounts payable for Ch$ 496 million. These effects were partially offset by: (i) lower income from non-financial asset indexation for Ch$ 1,915 million; and (ii) greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$911 million.

Income from exchange rate differences decreased Ch$ 1,220 million, mainly explained by: (i) lower positive exchange rate differences on trade accounts receivables for Ch$ 63,141 million that includes the Ch$ 42,308 million negative effect related to Tariff Stabilization Laws 21,185 and 21,4725 that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 44,545 million; and (iii) greater negative exchange rate differences on financial assets for Ch$ 26,487 million.

5 The US$ 1,350 million limit on regulated customer accounts receivables established by Law 21,185 which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022. Consequently, since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The accounts receivables that exceed the US$ 1,350 million limit established by Law 21,185 that was reached in January 2022 are subject to the new mechanism established by Law 21,472. On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 establishing the technical rules to implement Law 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The aforementioned was partially offset by: (i) greater positive exchange rate differences on related party trade accounts payable for Ch$ 73,055 million related to new debt with EFI; (ii) greater positive exchange rate differences on trade accounts payable for Ch$ 40,165 million that includes the Ch$ 21,687 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472; (iii) lower negative exchange rate differences on other non-financial assets for Ch$ 11,573 million; and (iv) greater positive exchange rate differences on cash and cash equivalents for Ch$ 8,520 million.

During Q3 2023, income from exchange rate differences increased Ch$ 2,184 million when compared to Q3 2022, mainly explained by: (i) greater positive exchange rate differences on trade accounts payable to related parties for Ch$ 73,909 million related to new debt payable to EFI; (ii) greater positive exchange rate differences on trade account receivables for Ch$ 61,575 million that includes the Ch$ 79,742 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472; (iii) greater positive exchange rate differences on other non-financial assets for Ch$ 6,013 million; and (iv) greater positive exchange rate differences on cash and cash equivalents for Ch$ 4,778 million.

The aforementioned was partially offset by: (i) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 120,527 million; and (ii) greater negative exchange rate differences on trade accounts payable for Ch$ 20,012 million related to Tariff Stabilization Laws 21,185 and 21,472.

Corporate Income Taxes

Corporate income tax reached a Ch$ 107,125 million loss as of September 30, 2023, a Ch$ 121,834 million greater expense when compared to the same period of 2022, primarily explained by: (i) a Ch$ 72,094 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 24,621 million greater tax expense related to price-level restatement; and (iii) a Ch$ 13,148 million increase in deferred taxes related to transferring the investment in Arcadia Generación Solar S.A. to the asset available for sale category .

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

During Q3 2023, corporate income tax reached a Ch$ 75,741 million loss as of September 30, 2023, a Ch$ 65,443 million greater expense when compared to Q3 2022. This is primarily explained by: (i) a Ch$ 33,480 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 15,951 million greater tax expense related to price-level restatement; and (iii) a Ch$ 9,915 million increase in deferred taxes related to transferring the investment in Arcadia Generación Solar S.A. to the asset available for sale category.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

2.	BALANCE SHEET ANALYSIS

Total assets of the Company as of September 30, 2023, decreased Ch$ 139,566 million, when compared to total assets as of December 31, 2022.

ASSETS (Figures in million Ch$)	Sep-23	Dec-22	Change	% Change

Current Assets	2,735,560	3,064,242	(328,682)	(10.7%)
Non Current Assets	8,990,454	8,801,338	189,116	2.2%

Total Assets	11,726,014	11,865,580	(139,566)	(1.2%)

Current Assets decreased Ch$ 328,682 million as of September 30, 2023. The variations in the main categories are presented below:

•	Cash and cash equivalents decreased Ch$ 581,302 million, mainly explained by the following cash disbursements: (i) payments to suppliers for Ch$ 3,642,423 million; (ii) purchase of property, plants and equipment for Ch$ 533,192 million; (iii) dividend payments for Ch$ 397,033 million; (iv) income tax payments for Ch$ 273,935 million; (v) interest payments for Ch$ 109,748 million; (vi) employee-related payments for Ch$ 101,675 million; (vii) derivative transaction payments for Ch$ 48,502 million; and (viii) other net cash disbursements for Ch$ 61,656 million. These effects were partially offset by the following cash inflows: (i) customer collections for Ch$ 4,426,233 million, which includes a Ch$ 1,587,680 million cash inflow from factoring Generation and Distribution and Networks business trade accounts receivables; and (ii) cash from bank loans granted to Enel Chile for Ch$ 160,629 million (US$ 100 million from BBVA and Mizuho and US$ 98.6 million from EIB).

•	Current trade account receivables and other account receivables decreased Ch$ 96,933 million, mainly due to: (i) lower trade accounts receivables for Ch$ 85,045 million mainly resulting from factoring accounts receivable related to Law 21,472 for Ch$ 261,201 million, in addition to pending re-settlements of billings to electricity distribution companies that are awaiting the issuance of tariff decrees for Ch$ 52,783 million, and Ch$ 141,927 million less accounts receivables as a consequence of the normal billing and collections cycle, all partially offset by a Ch$ 372,840 million increase in trades accounts receivables related to Law 21,472; and (ii) lower related party accounts receivables related to the sale of Sociedad de Inversiones K Cuatro SpA for Ch$ 14,822 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	Current tax assets decreased Ch$ 42,806 million, mainly explained by: (i) lower monthly employee related payments for Ch$ 31,974 million; and (ii) lower credits from absorbed profits for Ch$ 10,293 million at Enel Generación Chile.

•	Current related party accounts receivables decrease Ch$ 33,855 million, mainly due to lower accounts receivables of: (i) Endesa Energia S.A.U. for Ch$ 31,754 million related to gas sales; and (ii) Enel Global Trading SpA for Ch$ 16,068 million related to commodity derivative transactions. These effects were partially offset by higher GNL Chile S.A. account receivables for Ch$ 13,366 million for advance payments of gas purchases.

The aforementioned effects were partially compensated by:

•	An increase in non-current assets or groups of assets available for sale for Ch$ 350,809 million, mainly due to the transfer of assets of Arcadia Generación Solar S.A. for Ch$ 379,411 million to the assets available for sale category, when compared to the Ch$ 28,602 million property, plants, and equipment of the Santa Rosa Complex[6] in the assets available for sale category as of December 31, 2022. The creation of Arcadia Generación Solar S.A. resulted from the division of Enel Power Chile S.A. and became effective on January 1, 2023. It received the assets and liabilities of solar power plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko[7].

•	A Ch$ 87,899 million increase in Other non-financial current assets, mainly explained by: (i) a Ch$ 84,453 million increase in value added tax credits and other taxes, primarily in Enel Generación Chile, related to greater energy and fuel purchases; and (ii) a Ch$ 2,194 million increase in advance payments.

Non-Current Assets increased Ch$ 189,116 million when compared to the balance as of December 31, 2022. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 147,249 million, mainly due to (i) a Ch$ 828,745 million increase in plants and equipment of our Generation business; (ii) a Ch$ 201,385 million increase in buildings; (iii) a Ch$ 56,381 million increase in network infrastructure and other fixed installations; and (iv) a Ch$ 156,771 million increase in exchange differences. These effects were partially offset by: (i) a Ch$ 568,616 million reduction in projects under construction; (ii) transferring assets of Arcadia Generación Solar S.A. to the assets available for sale category for Ch$ 367,882 million; and (iii) Ch$ 159,534 million in depreciation this period.

6 On February 1, 2023, Enel Generación Chile signed a sales and purchase agreement with Territoria Santa Rosa S.p.A regarding its Santa Rosa Complex where Enel Chile Group corporate building was located. Simultaneously, Enel Chile, and its subsidiaries Enel Generación Chile and Enel Distribución Chile sold property to Territoria Apoquindo S.A.

7 On July 12, 2023, Enel Chile signed a sales purchase agreement titled “Stock Purchase Agreement” agreeing to sell its entire 99.9% ownership share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA . The agreement was subject to certain conditions precedent that are custaomary to this type of transaction.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	A Ch$ 30,531 million increase in Right of use assets of which Ch$ 25,839 million is related to the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the Mercado Urbano Tobalaba (“MUT” in its Spanish acronym) complex where the Group’s new corporate office is located. Additionally, in the Generation business segment, right of use assets increased Ch$ 4,801 million mainly due to exchange differences.

•	A Ch$ 8,811 million increase in assets accounted for using the equity method, mainly explained by: (i) our ownership share in associate companies and jointly controlled companies for Ch$ 6,215 million, mainly GNL Chile S.A.; (ii) addition of assets in Enel X Way Chile SpA for Ch$ 1,470 million; and (iii) exchange differences for Ch$ 1,055 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

Total Liabilities of the Company as of September 30, 2023, including Equity, reached Ch$ 11,726,014 million, a 1.2% reduction when compared to total liabilities as of December 31, 2022.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-23	Dec-22	Change	% Change

Current Liabilities	2,516,135	3,168,492	(652,357)	(20.6%)
Non Current Liabilities	4,556,332	4,308,149	248,183	5.8%
Total Equity	4,653,547	4,388,939	264,608	6.0%
Attributable to the Shareholders of parent company	4,340,783	4,097,201	243,582	6.0%
Attributable to Non-controlling interest	312,764	291,738	21,026	7.2%

Total Liabilities and Equity	11,726,014	11,865,580	(139,566)	(1.2%)

Current liabilities decreased Ch$ 652,357 million. The variations in the main categories are explained below:

•	Current related party accounts payable decreased Ch$ 530,457 million, primarily due to lower accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 305,278 million mainly as a consequence of the prepayment of committed credit lines (US$ 290 million) and amortizing loans (US$ 200 million) for a total Ch$ 421,260 million, partially compensated by transferring the Ch$ 111,719 million current portion of debt from the long-term to the short-term; (ii) Enel SpA for Ch$ 244,016 million, mainly dividends; and (iii) Enel Global Trading SpA for Ch$ 25,997 million, mainly related to commodity hedges, and techical and IT services. These effects were partially compensated by greater accounts payable to GNL Chile S.A. for Ch$ 44,115 million for gas purchases.

•	Trade accounts payable and other current accounts payable decreased Ch$ 521,713 million, mainly explained by lower accounts payable related to: (i) purchase of assets for Ch$ 157,082 million; (ii) dividends payable for Ch$ 143,935 million; (iii) purchase of fuel for Ch$ 108,598 million; (iv) energy purchases accounts payable for Ch$ 104,274 million; and (v) personnel accounts payable for Ch$ 5,170 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

•	Current tax liabilities decreased Ch$ 248,355 million explained by a lower income tax provision for the period, mainly by parent company Enel Chile for Ch$ 244,982 million.

The aforementioned effects were partially compensated by:

•	Other current financial liabilities increased Ch$ 581,659 million, explained by: (i) a Ch$ 521,732 million increase in bank loans and bonds, primarily related to transferring the Ch$ 483,895 million current portion of the debt from the long-term to the short-term category in addition to the impact of the exchange rate and indexation for Ch$ 28,260 million; and (ii) a Ch$ 64,864 million increase in hedging derivative liabilities. These effects were partially offset by a Ch$ 4,937 million reduction in non-hedging derivative liabilities.

•	Current liabilities included in groups of assets available for sale increased Ch$ 59,261 million, related to transferring the current and non-current liabilities of Arcadia Generación Solar S.A. to the assets available for sale category.

Non-Current Liabilities increased Ch$ 248,183 million as of September 30, 2023, that is explained by the following:

•	Non-current trade accounts payable to related parties increased Ch$ 420,439 million primarily due to greater accounts payable to EFI due to Enel Chile’s disbursements of committed credit lines in April and May 2023 for a total Ch$ 431,981 million (US$ 540 million) and the exchange rate effect for Ch$ 99,870 million due to the depreciation of the Chilean peso / US dollar exchange rate, partially compensated by transferring the Ch$ 111,719 million current portion of the debt from the long-term to the short-term category.

•	Other non-current non-financial liabilities increased Ch$ 55,720 million , mainly due to an increase in deferred energy sales revenue for Ch$ 55,826 million.

•	Non-current leasing liabilities increased Ch$ 21,414 million, of which Ch$ 23,746 million are explained by the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the MUT (Spanish acronym for Mercado Urbano Tobalaba) complex, where the Group’s new corporate office will be located.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The aforementioned was partially compensated by:

•	Other non-current financial liabilities decreased Ch$ 216,645 million, explained by a Ch$ 243,901 million reduction in the balance of bonds and bank loans primarily related to transferring the Ch$ 483,895 million current portion of the debt from the long-term to the short-term category, partially compensated by new loans obtained by Enel Chile for a total Ch$ 160,629 million (US$ 100 million with BBVA and Mizuho and US$ 98.6 million with EIB) and a Ch$ 85,622 million increase in debt due to the exchange rate variation. These effects were partially offset by a Ch$ 18,256 million increase in hedging derivative liabilities.

•	A Ch$ 34,974 million reduction in deferred tax liabilities, mainly explained by: (i) the Ch$ 31,699 million effect from the division of EGP Chile on January 1, 2023, and the creation of Arcadia Generación Solar S.A. resulting in the transfer of assets and liabilities of the latter to the assets available for sale category; (ii) lower deferred tax liabilities due to tax losses for Ch$ 10,118 million. This was partially offset by an increase in deferred tax liabilities related to exchange differences on property, plant, and equipment for Ch$ 8,785 million, primarily in EGP Chile and Arcadia Generación Solar.

Total Equity amounted to Ch$ 4,653,547 million as of September 30, 2023, a Ch$ 264,608 million increase when compared to the figure as of December 31, 2022, and is mainly explained by the following:

Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,340,783 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,750,091 million, and Other reserves for negative Ch$ 2,291,412 million.

>	Retained earnings increased Ch$ 275,658 million, explained by the period’s net income.

>	Other reserves decreased by Ch$ 32,076 million, mainly explained by lower cash flow reserves for Ch$ 89,845 million, partially compensated by greater exchange reserves for Ch$ 57,572 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 312,764 million, a Ch$ 21,026 million increase when compared to the balance as of December 31, 2022, mainly explained by: (i) net income of the period for Ch$ 26,669 million; and (ii) greater other comprehensive income for Ch$ 3,996 million. These effects were partially offset by dividend payments for Ch$ 9,652 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

Performance of main financial ratios

RATIO		UNIT	Sep-23	Dec-22	Sep-22	Change	% Change

Liquidity	Liquidity (1)	Times	1.09	0.97	-	0.12	12.4%
	Acid-test (2)	Times	1.06	0.93	-	0.12	13.1%
	Working capital	MMCh$	219,425	(104,250)	-	323,674	n/a
Leverage	Leverage (3)	Times	1.52	1.70	-	(0.18)	(10.8%)
	Short-term debt (4)%		35.6%	42.4%	-	(6.8%)	(16.1%)
	Long-term debt (5)%		64.4%	57.6%	-	6.8%	11.8%
	Financial expenses coverage (6)	Times	5.59	-	3.60	1.99	55.2%
Profitability	Op. income / Op. Revenues	%	14.2%	-	6.9%	7.2%	104.5%
	ROE (7)%		37.1%	-	6.0%	31.1%	n/a
	ROA (8)%		12.3%	-	2.1%	10.3%	n/a

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of September 30, 2023, reached 1.09 times, a 12.4% improvement when compared to the figure as of December 31, 2022. This variation is mainly explained by the reclassification of the assets of Arcadia Generación Solar S.A. as assets available for sale, and by the reduction of current liabilities due to lower current trade accounts payable and lower income tax liabilities.

>	Acid test or quick ratio, as of September 30, 2023, was 1.06 times, a 13.1% improvement when compared to the figure as of December 31, 2022, also mainly explained by the reclassification of the assets of Arcadia Generación Solar S.A. as assets available for sale, and by the reduction of current liabilities.

>	Working capital, as of September 30, 2023, amounted to Ch$ 219,425 million, which is a Ch$ 323,674 million positive variation when compared to the negative working capital figure as of December 31, 2022, also mainly explained by the effects described above.

>	The debt ratio was 1.52 times, which is the level of commitment of Enel Chile’s equity during this period of 2023 compared to 1.70 times as of December 31, 2022. This better result is mostly explained by the reduction in current trade accounts payable and Enel Chile’s lower short-term debt with EFI in addition to higher profit this period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	The financial expenses coverage ratio for the period ended September 30, 2023, was 5.59 times, which is the ability to cover all financial expenses with EBITDA. The 55.2% increase in this index when compared to September 2022 is due to the greater EBITDA of the Generation business segment this period.

When excluding the extraordinary effects booked in 2022, primarily related to the fuel impairment losses booked as a consequence of the decarbonization process, this ratio would have increased 38% (4.05 times as of September 30, 2022).

>	The profitability index as of September 30, 2023, was 14.2% compared to 6.9% for the same period of 2022. The 7.2 percentage points improvement is mainly due to lower operating costs in the Generation business segment and also in the Distribution and Networks segment.

When excluding the extraordinary effects previously indicated, the profitability index would have increased 5.6 percentage points (8.5% as of September 30, 2022).

>	Return on equity was 37.1% as of September 30, 2023, which is a 31.1 percentage points improvement when compared to the 6.0% for the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, return on equity would have increased 11.6 percentage points (20.0% as of September 30, 2023, versus 8.4% as of September 30, 2022).

>	Return on assets was 12.3% as of September 30, 2023, which stands for a 10.3 percentage points improvement when compared to 2.1% for the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, return on assets would have increased 4.1 percentage points (6.9% as of September 30, 2023, versus 2.8% as of September 30, 2022).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 584,617 million as of September 30, 2023, due to a Ch$ 511,960 million increase in cash outflows when compared to the same period of 2022. The main factors that explain this net cash flow reduction, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Sep-23	Sep-22	Change	% Change

From Operating Activities	301,667	(33,230)	334,897	n/a
From Investing Activities	(517,519)	(726,555)	209,036	(28.8%)
From Financing Activities	(368,765)	687,128	(1,055,893)	(153.7%)

Total Net Cash Flow	(584,617)	(72,657)	(511,960)	n/a

Net cash flow from operating activities reached Ch$ 301,667 million for the period ended September 30, 2023. It includes the following main cash inflows: (i) collections from sales of goods and services amounting to Ch$ 4,426,233 million; and (ii) other operational cash inflows, mainly related to leasing the company assets and later selling such assets for Ch$ 16,800 million. This was partially offset by the following cash outflows: (i) supplier payments for Ch$ 3,642,423 million; (ii) income tax payments for Ch$ 273,935 million; (iii) employee payments for Ch$ 101,675 million; (iv) net insurance premium payments for Ch$ 23,554 million; and (v) other operational cash disbursements for Ch$ 99,778 million, mainly value added tax payments and other taxes.

The Ch$ 334,897 million increase in operating cash inflows when compared to the same period of 2022 is mainly due to greater cash received from the sale of goods and services for Ch$ 839,604 million, which includes the Ch$ 525,360 million greater cash inflow from trade accounts receivable factoring operations. This was partially compensated by: (i) greater supplier payments for Ch$ 265,629 million; and (ii) greater income tax payments for Ch$ 229,095 million.

Net cash flow from investing activities amounted to negative Ch$ 517,519 million for the period ended September 30, 2023. The cash outflows are mainly comprised of: (i) Ch$ 533,192 million to purchase property, plant, and equipment; (ii) payments of derivative transactions for Ch$ 48,502 million; and (iii) Ch$ 15,137 million to purchase intangible assets. These cash outflows were partially compensated by the following cash inflows: (i) Ch$ 28,661 million from the sale of property, plants, and equipment related to the sale of the Santa Rosa Complex; (ii) interest payments received amounting to Ch$ 28,195 million; and (iii) Ch$ 14,822 million from the sale of our share in jointly owned company Sociedad de Inversiones K Cuatro SpA.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The Ch$ 209,036 million reduction in investment cash outflows when compared to September 2022, is mainly explained by: (i) a Ch$ 178,672 million decrease in disbursements to purchase property, plant, and equipment; (ii) lower amount of cash used to obtain control of subsidiaries or other businesses for Ch$ 29,940 million related to Enel X Chile’s purchase of a 40% shareholding in Sociedad de Inversiones K Cuatro SpA. in February 2022.

Net cash flow from financing activities amounted to negative Ch$ 368,765 million for the period ended September 30, 2023. These cash flows are mainly comprised of the following cash outflows: (i) EFI loan payments for Ch$ 756,962 million; (ii) dividend payments for Ch$ 397,033 million; (iii) interest payments for Ch$ 109,748 million; (iv) bank loan and bond payments for Ch$ 20,379 million; and (v) leasing liability payments for Ch$ 13,797 million. These cash outflows were partially compensated by the following cash inflows: (i) cash received by Enel Chile from financing provided by EFI during 2023 for a total Ch$ 767,683 million (US$ 960 million); and (ii) cash received from new bank loans granted by BBVA and Mizuho to Enel Chile in April 2023 (US$ 100 million) and by EIB in July 2023 (US$ 98.6 million).

The Ch$ 1,055,893 million negative variation in the Company’s financial cash flow when compared to the figure as of September 30, 2022, is mainly explained by: (i) the Ch$ 591,313 million increase in Enel Chile cash outflows to pay EFI loans in 2023, net of cash inflows from loans granted; (ii) greater dividend payments for Ch$ 362,147 million; and (iii) lower net cash from bank loans for Ch$ 105,251 million.

The following table presents the disbursements related to additional Property, Plant and Equipment and its Depreciation for the periods ended September 30, 2023, and 2022.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Sep-23	Sep-22	Sep-23	Sep-22

Generation business in Chile	471,336	628,558	144,571	133,994
Distribution & Networks business in Chile	58,028	80,776	36,041	40,382
Other entities (business different to generation and distribution)	3,828	2,530	2,631	589

Total Consolidated ENEL CHILE Group	533,192	711,864	183,243	174,965

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The most relevant cash outflows originate in the Generation business segment and are primarily related to the construction of new renewable generation projects that amounted to Ch$ 471,336 million as of September 30, 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2023	December 31, 2022

Fixed Interest Rate	77%	84%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the third quarter of 2023, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2023, the Company held Brent hedges for 300 Kbbl to be settled for purchases and for 115 Kbbl to be settled for sales in 2023. With respect to gas, there were hedges for three commodities: a) the HH Swap with 1.6 TBtu to be settled for sales; b) the HH Future with 3.3 TBtu to be settled for purchases; and c) the TFU with 2.1 TBtu to be settled for purchases and 2.1 TBtu to be settled for sales, all of the above in 2023. Regarding coal, there were 67 kTon to be settled for sales in 2023, whose indexation is related to energy sales contracts. As of December 31, 2022, the Company held swaps for 450 Kbbl of Brent oil to be settled in 2023 corresponding to fuel purchases; regarding gas, there were swaps for two commodities: a) the HH Swap with 2.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 18.9 TBtu to be settled in 2023 for purchases. Regarding coal, there were 175.6 kTon to be settled for purchases in 2023, whose indexation is related to energy sales contracts.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the third quarter of 2023 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of September 30, 2023, the liquidity of Enel Chile Group was Ch$ 293,911 million in cash and cash equivalents. As of December 31, 2022, the liquidity of Enel Chile Group was Ch$ 875,214 million in cash and cash equivalents and Ch$ 333,551 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published, also with two extensions during 2021, which provided, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who had debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021.

The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments (installment 49). The collection system began on August 1, 2022. According to new official letter No.140129 dated September 30, 2022, the customer no longer loses its subsidy completely if it does not keep its account up to date, but will lose the subsidy monthly after 45 days of non-payment since the expiration of the first document in which the subsidy was charged. Therefore, only the pro-rata installment will be charged as the previous balance until the customer regularize its situation.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 418,777 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of this debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 150 million in the case of the loan maturing in June 2024 and US$ 300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in August 2037, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2023

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of September 30, 2023.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: October 31, 2023